SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017
________________

ELBIT VISION SYSTEMS LTD.

 (Translation of Registrant's name into English)
________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Elbit Vision Systems Ltd. (the “Registrant”) held an Annual General Meeting of Shareholders on July 31, 2017 at 14:00 (Israel time) at the Registrant’s offices at 7 Bareket St., Industrial Park Caesarea, Israel (the “Meeting”). Copies of the Notice of Annual General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on June 26, 2017. The Registrant is announcing that the resolutions relating to the: (i) election of five (5) continuing directors for the coming year until the next annual general meeting of the Company’s shareholders or until their respective successors are duly elected; (ii) approval of an increase in the engagement fee payable to Cyloes Ltd. for the provision of chief executive officer services by Mr. Sam Cohen; (iii) approval of an increase in the engagement fee payable to Yaron Financial Services Ltd. for the provision of chief financial officer services by Mr. Yaron Menashe; (iv) approval of the grant of options to each of the following members of the Registrant's Board of Directors: Mr Josef Ran, Chairman of the Company’s Board of Directors, Mr. Yaky Yanay, and Mr. Natan Avisar; (v) approval of the participation of the Company in funding part of the settlement transaction between each of Cyloes Ltd., and Yaron Financial Services Ltd., and 2 former employees of Company; and (vi) approval of the re-appointment of Brightman Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu as the independent public accountants for the year ending December 31, 2017 and authorization of the Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services, were all duly approved by the shareholders of the Registrant at the Meeting.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.
(Registrant)

/s/ Yaron Menashe
Yaron Menashe
Date: August 1, 2017	Chief Financial Officer